   As filed with the Securities and Exchange Commission on January 16, 2002.
                                                      Registration No. 333-75682

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------


                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                ---------------

                                 FIRST BANCORP.
             (Exact name of Registrant as specified in its charter)

                                ---------------

COMMONWEALTH OF PUERTO RICO                                           66-0561882
(State or other jurisdiction                                    (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                            1519 PONCE DE LEON AVENUE
                        SAN JUAN, PUERTO RICO 00908-0146
                                 (787) 729-8200
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                                ---------------

                               ANGEL ALVAREZ-PEREZ
                  CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER
                                  FIRST BANCORP
                            1519 PONCE DE LEON AVENUE
                        SAN JUAN, PUERTO RICO 00908-0146
                                 (787) 729-8200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                ---------------

                                   COPIES TO:
                                ANTONIO R. SIFRE
                            AURELIO EMANUELLI-FREESE
                        FIDDLER GONZALEZ & RODRIGUEZ, LLP
                             FIFTH FLOOR, BBVA TOWER
                             254 MUNOZ RIVERA AVENUE
                           SAN JUAN, PUERTO RICO 00918

                                ---------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective as determined by market conditions.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




                              -------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUPPLEMENT
      (to prospectus dated January 16, 2002)    Subject to completion and
amendment                                                       January 16, 2002
--------------------------------------------------------------------------------

2,000,000 SHARES

(FIRST BANCORP CORP. LOGO)

      % NONCUMULATIVE PERPETUAL MONTHLY INCOME PREFERRED STOCK, SERIES D
--------------------------------------------------------------------------------


First BanCorp is a Puerto Rico chartered financial holding company that offers a wide range of financial services through its wholly-owned subsidiaries, FirstBank Puerto Rico and FirstBank Insurance Agency. First BanCorp is offering,
to the public, 2,000,000 shares of its      % Noncumulative Perpetual Monthly
Income Preferred Stock, Series D. The Series D Preferred Stock has the following characteristics:


     - Annual dividends of $     per share, payable monthly, if declared by the
       board of directors. Missed dividends never have to be paid.

     - Redeemable at First BanCorp's option, with regulatory approval, beginning
       on           , 2007.

     - No mandatory redemption or stated maturity.

There is currently no public market for the Series D Preferred Stock. First BanCorp will file an application with the New York Stock Exchange to list the Series D Preferred Stock under the symbol "FBPPrD." Trading of the Series D Preferred Stock on the New York Stock Exchange is expected to commence no later than 30 days after the initial delivery of the Series D Preferred Stock.

BEFORE BUYING ANY OF THESE SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

                                                              PER SHARE                      TOTAL
--------------------------------------------------------------------------------------------------
Public offering price                                         $ 25.0000                $50,000,000
--------------------------------------------------------------------------------------------------
Underwriting discounts and commissions                        $  0.7875                $ 1,575,000
--------------------------------------------------------------------------------------------------
Proceeds, before expenses, to First BanCorp                   $ 24.2125                $48,425,000
--------------------------------------------------------------------------------------------------

First BanCorp has granted the underwriters a 30-day option to purchase an additional 300,000 shares of the Series D Preferred Stock to cover over-allotments at $25.00 per share less underwriting discounts and commissions.

UBS PAINEWEBBER INCORPORATED OF PUERTO RICO

                   ORIENTAL FINANCIAL SERVICES


                                     POPULAR SECURITIES


                                                 SANTANDER SECURITIES

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT


                                                               PAGE
                                                               ----
Prospectus Supplement Summary...............................    S-1
Risk Factors................................................    S-5
Recent Developments.........................................    S-5
Forward-Looking Statements..................................    S-6
Use of Proceeds.............................................    S-6
Capitalization..............................................    S-7
Selected Financial Data.....................................    S-8
Summary of Certain Terms of the Series D Preferred Stock....   S-11
Taxation....................................................   S-17
Underwriting................................................   S-25
Legal Matters...............................................   S-26
Experts.....................................................   S-26


                                   PROSPECTUS


                                                               PAGE
                                                               ----
About this Prospectus.......................................     1
Additional Information......................................     1
Incorporation by Reference..................................     1
Risk Factors................................................     2
Forward-Looking Statements..................................     3
About First BanCorp. .......................................     3
Consolidated Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends.................................     4
Use of Proceeds.............................................     4
Description of Preferred Stock and Common Stock.............     5
Description of Capital Stock................................     8
Plan of Distribution........................................    11
Legal Matters...............................................    13
Experts.....................................................    13


                ------------------------------------------------

     Prospective investors may rely only on the information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. Neither First BanCorp nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are not an offer to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and the accompanying prospectus is correct only as of their dates, regardless of the time of the delivery of this prospectus supplement and the accompanying prospectus or any sale of these securities. In this prospectus supplement, the "company," "we," "us," and "our" refer to First BanCorp.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference into the accompanying prospectus and the "Risk Factors" section beginning on page S-5 of this prospectus supplement and page 2 of the accompanying prospectus.

     Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase any of the 300,000 shares subject to that option.

                                  THE COMPANY


     First BanCorp is a publicly-owned financial holding company that is subject to regulation, supervision and examination by the Federal Reserve Board. First BanCorp operates two direct subsidiaries: FirstBank Puerto Rico and FirstBank Insurance Agency, Inc. FirstBank Puerto Rico is a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency is a recently created Puerto Rico-chartered insurance agency. FirstBank is subject to supervision, examination and regulation by the Office of the Commissioner of Financial Institutions of Puerto Rico and the Federal Deposit Insurance Corporation, which insures its deposits through the Savings Association Insurance Fund. FirstBank Insurance Agency is subject to supervision, examination and regulation by the Office of the Commissioner of Insurance of Puerto Rico.


     First BanCorp is engaged in the banking business and provides a wide range of financial services for retail and institutional clients. First BanCorp had total assets of approximately $7.7 billion, total deposits of approximately $3.9 billion and total stockholders' equity of approximately $612.8 million at September 30, 2001. Based on total assets, First BanCorp is the second largest locally-owned bank holding company headquartered in the Commonwealth of Puerto Rico and the second largest depository institution in Puerto Rico.

     FirstBank conducts its business through its main offices located in San Juan, Puerto Rico, forty-five full service branches in Puerto Rico and four branches in the U.S. Virgin Islands of St. Thomas and St. Croix. FirstBank also has in Puerto Rico seven loan origination offices focusing on mortgage loans, a loan origination office focusing on personal loans and credit cards, and a loan origination office focusing on auto loans. FirstBank has two subsidiaries, First Leasing and Rental Corporation, a vehicle leasing and daily rental company with six offices in Puerto Rico and First Federal Finance Corp. (d/b/a/ Money Express La Financiera), a finance company with twenty-seven offices in Puerto Rico.


     As of September 30, 2001 First BanCorp had a portfolio of approximately $1.9 billion in commercial loans, commercial mortgages, construction loans and other related commercial products, a portfolio of approximately $951.6 million in residential mortgages and a portfolio of approximately $1.2 billion in consumer loans, concentrated in auto loans and leases, personal loans and credit cards. As of September 30, 2001, First BanCorp had an investment portfolio of approximately $3.4 billion which consisted mostly of U.S. government securities and mortgage backed securities.


     First BanCorp's principal executive offices are located at 1519 Ponce de Leon Avenue, San Juan, Puerto Rico 00908, and its telephone number is (787) 729-8200.

                                  THE OFFERING

SERIES D PREFERRED STOCK
  OFFERED.....................   2,000,000 shares; 2,300,000 shares if the
                                 underwriters exercise their over-allotment option in full.

OFFERING PRICE................   $25 per share.

LIQUIDATION PREFERENCE........   If First BanCorp is liquidated or dissolved,
                                 you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of First BanCorp's assets are distributed to holders of common stock or any stock ranking junior to the Series
                                 D Preferred Stock.

DIVIDENDS.....................   Dividends will be paid on the last day of each
                                 month beginning on           , 2002. The board
                                 of directors must approve each dividend payment
                                 and any payment it does not approve never has
                                 to be paid. The annual dividend rate is equal
                                 to      % of the liquidation preference per
                                 share.

NO VOTING RIGHTS..............   You will not have any voting rights, except as
                                 described on page S-14 of this prospectus supplement.

REDEMPTION AT FIRST BANCORP'S
  OPTION......................   Series D Preferred Stock may be redeemed
                                 beginning on           , 2007 at First
                                 BanCorp's option, subject to regulatory
                                 approval. Redemption prices are discussed on page S-12 of this prospectus supplement.

NO MATURITY DATE OR MANDATORY
  REDEMPTION..................   The Series D Preferred Stock does not have a
                                 maturity date. First BanCorp is not required to provide for the retirement of the Series D
                                 Preferred Stock by mandatory redemption or sinking fund payments.

RANK..........................   The Series D Preferred Stock ranks senior to
                                 the common stock of First BanCorp and on an equal basis to First BanCorp's outstanding preferred stock for purposes of dividend rights and the distribution of assets upon liquidation. First BanCorp may not issue preferred stock ranking senior to the Series D
                                 Preferred Stock without the approval of holders of at least two-thirds of the Series D
                                 Preferred Stock.

NEW YORK STOCK EXCHANGE
  LISTING.....................   First BanCorp will file an application with the
                                 New York Stock Exchange to list the Series D
                                 Preferred Stock under the symbol "FBPPrD."
                                 Trading of the Series D Preferred Stock on the
                                 New York Stock Exchange is expected to commence no later than 30 days after the initial delivery of the Series D Preferred Stock.

                             SUMMARY FINANCIAL DATA

     You should read the summary financial information presented below together with First BanCorp's consolidated financial statements and notes which are incorporated by reference into the accompanying prospectus and with the historical financial information of First BanCorp included under "Selected Financial Data" beginning on page S-8 of this prospectus supplement.

     Net income for the year ended December 31, 1996 reflects a one-time industry-wide deposit insurance assessment of the FDIC's Savings Association Insurance Fund of $9,115,000 before tax. Excluding this unusual item, net income for the year ended December 31, 1996 would have amounted to $44,348,791 or $1.44 per share. Net income for the nine months ended September 30, 2001 reflects a loss of $1,014,889 (net of its estimated income tax), which is the cumulative effect of the adoption by First BanCorp on January 1, 2001 of Statement of Financial Accounting Standards Number 133 (SFAS No. 133). Excluding this item, net income for the nine months ended September 30, 2001 would have amounted to $62,991,952 or $1.93 per share diluted.

     The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. Both ratios have been computed using daily averages. These ratios for the nine months ended September 30, 2001 and 2000, have been presented on an annualized basis.


                              NINE MONTHS ENDED
                                SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                              2001         2000         2000         1999         1998         1997         1996
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                   ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net Interest Income......  $  172,563   $  143,695   $  190,773   $  185,733   $  166,168   $  154,731   $  143,496
Provision for Loan
  Losses.................      45,590       34,743       45,719       47,961       76,000       55,676       31,582
Gain on sale of
  investments and
  trading................       9,716        7,232        8,269        1,369       30,192       12,133        3,502
Other income-excluding
  gain on sale of
  investments and
  trading................      31,714       29,297       41,763       31,493       28,048       27,733       26,112
Net income...............      61,977       49,528       67,276       62,075       51,812       47,528       37,634
Net income per common
  share basic............        1.90         1.65         2.22         2.00         1.75         1.58         1.22
Net income per common
  share diluted..........  $     1.89   $     1.64   $     2.21   $     1.98   $     1.74   $     1.58   $     1.22
Cash dividends paid......      21,805       13,797       19,213       14,658        8,871        7,197        6,140

BALANCE SHEET DATA:
Total assets.............  $7,717,918   $5,648,674   $5,919,657   $4,721,568   $4,017,352   $3,327,436   $2,822,147
Stockholders' equity.....     612,776      320,674      434,461      294,902      270,368      236,379      191,142
Book value per common
  share..................  $    12.96   $     8.73   $    10.20   $     7.30   $     9.17   $     7.93   $     6.32

SELECTED RATIOS:
Return on Average
  Assets.................        1.29%        1.30%        1.28%        1.49%        1.48%        1.63%        1.48%
Return on Average Common
  Equity.................       22.49        28.83        27.81        24.68        20.54        22.30        20.49
Interest rate spread.....        3.67         3.52         3.38         4.29         4.76         5.30         5.46

ASSET QUALITY RATIOS:
Non-performing assets to
  total assets at the end
  of period..............        0.97%        1.30%        1.25%        1.22%        1.57%        1.89%        2.14%
Net charge-offs to
  average loans
  outstanding............        1.29         1.41         1.36         1.90         3.31         2.79         1.80
Loan loss allowance to
  total non-performing
  loans at the end of
  period.................      124.69       113.70       113.59       133.39       119.13       109.02       108.00

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A Preferred Stock in April 1999, our Series B Preferred Stock in October and November 2000 and our Series C Preferred Stock in June and July 2001. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends.

                                              NINE MONTHS           YEAR ENDED DECEMBER 31,
                                                 ENDED          --------------------------------
                                           SEPTEMBER 30, 2001   2000   1999   1998   1997   1996
                                           ------------------   ----   ----   ----   ----   ----
Ratio of earnings to combined fixed
  charges and preferred stock dividends:
  Including interest on deposits.........         1.28x         1.26x  1.34x  1.36x  1.43x  1.44x
  Excluding interest on deposits.........         1.64          1.56   1.66   1.65   1.95   2.17

     For purposes of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and our estimate of the interest component of rental expense. The term "preferred stock dividends" is the amount of pre-tax earnings that is required to pay dividends on our outstanding preferred stock. Ratios are presented both including and excluding interest on deposits.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference into the accompanying prospectus, before deciding to invest in the Series D Preferred Stock.

DIVIDENDS WILL NOT BE PAID UNLESS DECLARED BY THE BOARD OF DIRECTORS

     Monthly dividends will only be paid if declared by First BanCorp's board of directors. The board of directors is not obligated or required to declare monthly dividends.

MISSED DIVIDENDS NEVER HAVE TO BE PAID

     If the board of directors does not declare a dividend for a particular month, those dividends never have to be paid.

BANKING REGULATIONS MAY RESTRICT FIRST BANCORP'S ABILITY TO PAY DIVIDENDS

     First BanCorp may not be able to pay dividends in the future if it does not earn sufficient operational income. Federal Reserve Board policy is that a bank holding company should pay dividends only out of its current operating earnings. First BanCorp. had net income from operations of $67.3 million for the fiscal year ended December 31, 2000 and net income from operations of $63.0 million for the nine months ended September 30, 2001.

PAYMENT OF DIVIDENDS MAY BE RESTRICTED BY FIRSTBANK'S ABILITY TO PAY DIVIDENDS TO FIRST BANCORP

     Payment of dividends by First BanCorp may be restricted by FirstBank's ability to pay dividends to First BanCorp. First BanCorp's principal source of cash flow to pay dividends consists of dividends from FirstBank because First BanCorp is a financial holding company with limited operations of its own. For example, FirstBank's ability to pay dividends to First BanCorp may be restricted under certain circumstances by Puerto Rico and Federal banking laws and regulations.

     FirstBank is a party to certain contracts that may prevent it from paying dividends to First BanCorp if it does not comply with certain terms and conditions set forth in those contracts. In addition, FirstBank issued its 7 5/8% subordinated capital notes due 2005 under an agreement that prohibits it from paying dividends if the aggregate amount of dividends paid on its capital stock exceeds certain limits tied to earnings and proceeds from the sale of capital stock. As of September 30, 2001, FirstBank could have paid up to $134 million in dividends under that agreement.


THERE MAY BE NO ACTIVE OR LIQUID MARKET FOR THE SERIES D PREFERRED STOCK



     Prior to this offering, there has been no public market for the Series D Preferred Stock. First BanCorp will file an application with the New York Stock Exchange to list the Series D Preferred Stock under the symbol "FBPPrD." However, there can be no assurance that an established or liquid trading market for the Series D Preferred Stock will develop, that it will continue if it does develop, or that after the completion of this offering, the Series D Preferred Stock will trade at or above the public offering price set forth in the cover of this prospectus supplement.


                              RECENT DEVELOPMENTS

UNAUDITED RESULTS FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2001


     On January 15, 2002, First BanCorp released its unaudited earnings for the quarter and year ended December 31, 2001. First BanCorp reported net income of $24.0 million or $0.71 per share basic and diluted for the fourth quarter of 2001, as compared to net income $17.7 million or $0.57 per share basic and diluted for the fourth quarter of 2000, representing an increase of 35.4% for the fourth quarter of 2001. First BanCorp reported net interest income of $63.5 million for the fourth quarter of 2001, as compared to $47.1 million for the fourth quarter of 2000. Return on assets and return on common equity were 1.25% and 21.25%, respectively, for the fourth quarter of 2001, as compared to 1.24% and 25.23%, respectively, for the fourth quarter of 2000.



     For the year ended December 31, 2001, First BanCorp reported net income of $86.0 million or $2.61 per share basic and $2.60 per share diluted, as compared to net income of $67.3 million or $2.22 per share basic and $2.21 per share diluted for the year ended December 31, 2000, representing an increase of 27.8% for the year ended December 31, 2001. First BanCorp reported net interest income of $236.1 million for the year ended December 31, 2001, as compared to $190.8 million for the year ended December 31, 2000. Return on assets and return on common equity were 1.28% and 22.13%, respectively, for the year ended December 31, 2001, as compared to 1.28% and 27.81%, respectively, for the year ended December 31, 2000.



     First BanCorp had consolidated total assets of approximately $8.2 billion, total deposits of approximately $4.1 billion and total stockholders' equity of $602.9 million as of December 31, 2001, as compared to consolidated total assets of approximately $5.9 billion, total deposits of approximately $3.3 billion and total stockholders' equity of $434.5 million as of December 31, 2000. First BanCorp had a loan portfolio of approximately $4.3 billion and an investment portfolio of approximately $3.7 billion as of December 31, 2001, as compared to loan portfolio of approximately $3.5 billion and an investment portfolio of approximately $2.2 billion as of December 31, 2000.


                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including information incorporated into the accompanying prospectus by reference, contains certain "forward-looking statements" concerning First BanCorp's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. The statements in the "Risk Factors"
section in this prospectus supplement and the accompanying prospectus constitute cautionary statements identifying important risks and uncertainties with respect to these forward-looking statements that could cause the actual results, performance or achievements of the company to differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ from those assumed. Accordingly, there can be no assurance that any estimated returns, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

                                USE OF PROCEEDS

     The net proceeds to First BanCorp after deducting expenses from the sale of shares of Series D Preferred Stock are estimated at approximately $48,275,000. If the underwriters' over-allotment option is exercised in full, the net proceeds are estimated at approximately $55,538,750. First BanCorp intends to use the net proceeds for general corporate purposes, which may include:


     -  making capital contributions and loans to its subsidiaries;


     - funding possible passive portfolio equity and debt investments in other companies as permitted by applicable banking laws and regulations;


     -  increasing working capital;

     - carrying out repurchases of its common and preferred stock under stock repurchase programs that may be approved by its board of directors; and



     - funding possible acquisitions of banking and other financial institutions;


     First BanCorp does not at present have any plans to use the net proceeds of this offering for an acquisition.

                                 CAPITALIZATION


     The following table shows the unaudited indebtedness and capitalization of First BanCorp at September 30, 2001, on an actual basis and as adjusted to give effect to the issuance of the shares of Series D Preferred Stock offered by this prospectus supplement. In addition to the indebtedness reflected below, First BanCorp had total deposits of $3.9 billion at September 30, 2001. The table also assumes that the underwriters do not exercise their over-allotment option. This table should be read together with First BanCorp's Consolidated Financial Statements and related notes incorporated by reference into the accompanying prospectus.


                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                  ($ IN THOUSANDS)
Short-term borrowings
  Advances from Federal Home Loan Bank of N.Y...............  $  294,000   $  294,000
  Federal Funds purchased and securities sold under
     agreements to repurchase...............................   2,741,947    2,741,947
                                                              ----------   ----------
          Total short-term borrowings.......................  $3,035,947   $3,035,947
                                                              ==========   ==========
Long-term borrowings
  Notes payable.............................................  $   25,000   $   25,000
  Subordinated notes........................................      84,361       84,361
                                                              ----------   ----------
          Total long-term borrowings........................  $  109,361   $  109,361
                                                              ==========   ==========
Stockholders' equity
  Preferred stock, $1 par value, 50,000,000 shares
     authorized;
     3,600,000 shares of Series A Preferred Stock
     outstanding,
     3,000,000 shares of Series B Preferred Stock
     outstanding,
     4,140,000 shares of Series C Preferred Stock
     outstanding, and
     2,000,000 shares of Series D Preferred Stock
     outstanding as adjusted................................  $  268,500   $  318,500
  Common stock, $1.00 par value, 250,000,000 shares
     authorized;
     issued 29,852,552 and outstanding 29,852,552...........      29,853       29,853
  Treasury stock (3,280,600 shares at par)..................      (3,281)      (3,281)
  Additional paid-in capital................................      14,215       12,490
  Capital reserve...........................................      50,000       50,000
  Legal surplus.............................................     126,793      126,793
  Retained earnings.........................................     107,646      107,646
  Accumulated other comprehensive income-unrealized gain on
     securities available for sale net of tax...............      19,050       19,050
                                                              ----------   ----------
          Total stockholders' equity........................  $  612,776   $  661,051
                                                              ==========   ==========

                            SELECTED FINANCIAL DATA

     The following table shows certain selected consolidated financial and operating data of First BanCorp on a historical basis as of and for the nine-month periods ended September 30, 2001 and 2000, and for each of the five years in the period ended December 31, 2000. This information should be read together with First BanCorp's Consolidated Financial Statements and the related notes incorporated by reference into the accompanying prospectus. Financial information for the nine-month periods ended September 30, 2001 and 2000, is derived from unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. These adjustments consist only of normal recurring accruals. Results for the nine-month period ended September 30, 2001 are not necessarily indicative of results for a full year. First BanCorp has made certain reclassifications to data for years prior to 2000 to conform to 2000 classifications. Certain amounts shown on a per share basis were recalculated, when applicable, to retroactively consider the effect of common stock splits.

     Net income for the year ended December 31, 1996 reflects a one-time industry-wide deposit insurance assessment of the FDIC's Savings Association Insurance Fund of $9,115,000 before tax. Excluding this unusual item, net income for the year ended December 31, 1996 would have amounted to $44,348,791 or $1.44 per share. Net income for the nine months ended September 30, 2001 reflects a loss of $1,014,889 (net of its estimated income tax), which is the cumulative effect of the adoption by First BanCorp on January 1, 2001 of Statement of Financial Accounting Standards Number 133 (SFAS No. 133). Excluding this item, net income for the nine months ended September 30, 2001 would have amounted to $62,991,952 or $1.93 per share diluted.

     The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. The average equity to average assets ratio is computed by dividing average assets for the period by average stockholders' equity. The return on average assets and average common equity ratios for the nine-month periods ended September 30, 2001 and 2000, have been presented on an annualized basis. The efficiency ratio is computed by dividing the amount of other operating expenses by the sum of net interest income and other income. All ratios have been computed using daily averages and on a taxable equivalent basis.

                             NINE MONTHS ENDED
                               SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                          -----------------------   --------------------------------------------------------------
                             2001         2000         2000         1999         1998         1997         1996
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                  ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
CONDENSED INCOME STATEMENTS:
  Total interest
    income..............  $  382,455   $  338,012   $  463,388   $  369,063   $  321,298   $  285,160   $  256,523
  Total interest
    expense.............     209,892      194,317      272,615      183,330      155,130      130,429      113,027
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income...     172,563      143,695      190,773      185,733      166,168      154,731      143,496
  Provision for loan
    losses..............      45,590       34,743       45,719       47,961       76,000       55,676       31,582
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net interest income
    after provision for
    loan losses.........     126,973      108,952      145,054      137,772       90,168       99,055      111,914
  Gain on sale of
    investments and
    trading.............       9,716        7,232        8,269        1,369       30,192       12,133        3,502
  Other
    income -- excluding
    gains on sale of
    investments and
    trading.............      31,714       29,297       41,763       31,493       28,048       27,733       26,112
  Other operating
    expenses............      90,045       84,755      113,049      101,271       91,798       83,268       82,498
  Unusual item -- SAIF
    assessment..........          --           --           --           --            -            -        9,115
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before income
    tax provision.......      78,358       60,726       82,037       69,363       56,610       55,653       49,915
  Provision for income
    tax.................      15,366       11,198       14,761        7,288        4,798        8,125       12,281
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income before
    cumulative effect of
    accounting change...      62,992       49,528       67,276       62,075       51,812       47,528       37,634
  Cumulative effect of
    accounting change...      (1,015)          --            -           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Net income......  $   61,977   $   49,528   $   67,276   $   62,075   $   51,812   $   47,528   $   37,634
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER COMMON SHARE
  RESULTS:
  Income before
    cumulative effect of
    accounting change
    diluted.............  $     1.93   $     1.64   $     2.21   $     1.98   $     1.74   $     1.58   $     1.22
  Cumulative effect of
    accounting change
    diluted.............       (0.04)          --           --           --           --           --           --
  Net income per common
    share diluted.......        1.89         1.64         2.21         1.98         1.74         1.58         1.22
  Net income per common
    share basic.........        1.90         1.65         2.22         2.00         1.75         1.58         1.22
  Cash dividends
    declared............        0.39         0.33         0.44         0.36         0.30         0.24         0.20
  Average shares
    outstanding.........      26,565       27,117       26,943       28,941       29,586       30,036       30,794
  Average diluted shares
    outstanding.........      26,745       27,309       27,145       29,199       29,858       30,204       30,952

                             NINE MONTHS ENDED
                               SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                          -----------------------   --------------------------------------------------------------
                             2001         2000         2000         1999         1998         1997         1996
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                  ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Total Assets..........  $7,717,918   $5,648,674   $5,919,657   $4,721,568   $4,017,352   $3,327,436   $2,822,147
  Loans and loans held
    for sale (net of
    unearned
    interest)...........   3,987,611    3,318,008    3,498,198    2,745,368    2,120,054    1,959,301    1,896,074
  Investments...........   3,407,247    2,147,767    2,233,216    1,811,164    1,800,489    1,276,900      830,980
  Allowance for possible
    loan losses.........      86,270       76,445       76,919       71,784       67,854       57,712       55,254
  Deposits..............   3,886,182    3,222,448    3,345,984    2,565,422    1,775,045    1,594,635    1,703,926
  Borrowings............   3,145,308    2,038,070    2,069,484    1,803,729    1,930,488    1,461,582      889,669
  Total stockholders'
    equity..............     612,776      320,674      434,461      294,902      270,368      236,379      191,142
  Book value per common
    share...............  $    12.96   $     8.73   $    10.20   $     7.30   $     9.17   $     7.93   $     6.32
REGULATORY CAPITAL
  RATIOS:
  Total capital to risk
    weighted assets.....       15.57%       13.51%       14.43%       16.16%       17.39%       17.26%       15.25%
  Tier 1 capital to risk
    weighted assets.....       12.75         9.61        11.23        11.64        11.55        11.07         9.32
  Tier 1 capital to
    average assets......        8.23         6.18         7.28         7.47         6.59         7.44         6.65
SELECTED FINANCIAL
  RATIOS:
  Return on average
    assets..............        1.29%        1.30%        1.28%        1.49%        1.48%        1.63%        1.48%
  Interest rate
    spread..............        3.67         3.52         3.38         4.29         4.76         5.30         5.46
  Net interest income to
    average earning
    assets..............        4.13         4.06         3.91         4.85         5.27         5.83         6.03
  Net yield on average
    earning assets......        8.70         9.25         9.21         9.29         9.83        10.45        10.63
  Net cost on average
    interest bearing
    liabilities.........        5.03         5.73         5.83         5.00         5.07         5.15         5.17
  Return on average
    common equity.......       22.49        28.83        27.81        24.68        20.54        22.30        20.49
  Average equity to
    average assets......        7.82         5.84         6.05         7.07         7.22         7.32         7.23
  Dividend payout
    ratio...............       20.53        19.90        19.72        17.96        17.12        15.14        16.32
  Efficiency ratio......       42.08        47.03        46.95        46.33        40.91        42.79        47.66
ASSET QUALITY RATIOS:
  Non-performing assets
    to total assets at
    the end of period...        0.97%        1.30%        1.25%        1.22%        1.57%        1.89%        2.14%
  Net charge-offs to
    average loans
    outstanding.........        1.29         1.41         1.36         1.90         3.31         2.79         1.80
  Loan loss allowance to
    total non-performing
    loans at the end of
    period..............      124.69       113.70       113.59       133.39       119.13       109.02       108.00

            SUMMARY OF CERTAIN TERMS OF THE SERIES D PREFERRED STOCK

     The following summary contains a description of the material terms of the Series D Preferred Stock. The summary is subject to and qualified in its entirety by reference to First BanCorp's Certificate of Incorporation and to the Certificate of Designation creating the Series D Preferred Stock (the "Certificate of Designation"), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

DIVIDENDS

     If declared at the option of First BanCorp's board of directors, holders of record of the Series D Preferred Stock will be entitled to receive cash
dividends in the amount of $     per share each year, which is equivalent to
     % of the liquidation preference of $25.00 per share. First BanCorp is not required to declare or pay dividends on the Series D Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.

     Dividends on the Series D Preferred Stock will accrue from its date of original issuance and will be payable on the last day of each month in United
States dollars beginning on           , 2002. Payment of dividends will be made
to the holders of record of the Series D Preferred Stock as they appear on the books of First BanCorp on the fifteenth day of the month for which the dividends
are payable. In the case of the dividend payable on           , 2002, this
dividend will cover the period from the date of issuance of the Series D
Preferred Stock to           , 2002. If any date on which dividends are payable
is not a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. If December 31 of any year is not a Business Day, then the dividend payable on such date will be made on the immediately preceding Business Day. A "Business Day" is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico or New York, New York.

     Dividends on the Series D Preferred Stock will be noncumulative. If the board of directors does not declare a dividend for any monthly dividend period on the Series D Preferred Stock, then the holders of the Series D Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the Series D Preferred Stock are declared for any future monthly dividend period.

     Dividends for any monthly dividend period will be paid in equal
installments in the amount of $     per share. The aggregate payment made to
each holder will be rounded to the next lowest cent. The amount of dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.

     Dividend payments will be mailed to the record holders of the Series D Preferred Stock at their addresses appearing on the register for the Series D Preferred Stock.

     The terms of the Series D Preferred Stock do not permit First BanCorp to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of First BanCorp ranking junior to the Series D Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of First BanCorp, unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the Series D Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the Series D Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and
(3) First BanCorp has not defaulted in the payment of the redemption price of any shares of Series D Preferred Stock called for redemption. See "Redemption at the Option of First BanCorp." The above limitations do not apply to stock dividends or other distributions made in stock of First BanCorp ranking junior to the Series D Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of First BanCorp ranking junior to the Series D Preferred Stock as to the payment of dividends and as to the distribution of assets.

     If First BanCorp is unable to pay in full the dividends on the Series D Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the Series D Preferred Stock, all dividends declared upon the Series D Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of Series D Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the $25.00 per share liquidation preference of the Series D Preferred Stock bears to the per share liquidation preference of the other classes of equally ranked stock.

     For a discussion of the tax treatment of distributions to stockholders see "Taxation-Puerto Rico Taxation and United States Taxation," and for a discussion on certain potential regulatory limitations on First BanCorp's ability to pay dividends, see "Risk Factors-Banking Regulations May Restrict First BanCorp's Ability to Pay Dividends."

NO CONVERSION OR EXCHANGE RIGHTS

     The Series D Preferred Stock will not be convertible into or exchangeable for any other securities of First BanCorp.

REDEMPTION AT THE OPTION OF FIRST BANCORP

     First BanCorp may not redeem the shares of the Series D Preferred Stock
prior to           , 2007. On and after that date, First BanCorp may redeem the
Series D Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date. The redemption prices
for the twelve month periods beginning on           , 2007 are shown below.

YEAR
----
2007.......................................................   $25.50
2008.......................................................    25.25
2009 and thereafter........................................    25.00

     In the event that First BanCorp elects to redeem less than all of the outstanding shares of the Series D Preferred Stock, the shares to be redeemed will be allocated pro rata or by lot as may be determined by the board of directors, or by any other method as the board of directors may consider fair. Any method chosen by First BanCorp will conform to any rule or regulation of any national or regional stock exchange or automated quotation system on which the shares of the Series D Preferred Stock may at the time be listed or eligible for quotation.

     First BanCorp will mail a notice of any proposed redemption to the holders of record of the shares of Series D Preferred Stock to be redeemed, at their address of record, no less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series D Preferred Stock will specify the number of shares of Series D Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If First BanCorp redeems less than all the shares owned by a holder, the notice shall also specify the number of shares of Series D Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice mailed in accordance with these procedures shall be conclusively presumed to have been properly given, whether or not the stockholder receives this notice. The failure by First BanCorp to give this notice by mail, or any defect in the notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series D Preferred Stock.

     If the redemption notice is properly mailed and First BanCorp pays the redemption price, from and after the redemption date, all dividends on the shares of Series D Preferred Stock called for redemption shall cease to accrue and all rights of the holders of the shares being redeemed as stockholders of First BanCorp shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If First BanCorp redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

     At its option, First BanCorp may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the Series D Preferred Stock to be redeemed with a bank or trust company designated by First BanCorp having its principal offices in New York, New York, San Juan, Puerto Rico, or any other city in which First BanCorp shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000. The depositary will hold this amount in trust for payment to the holders of the shares of the Series D Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the Series D Preferred Stock to be redeemed, First BanCorp will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the Series D Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the depositary for payment.

     Any funds remaining unclaimed at the end of two years after the redemption date for which these funds were deposited shall be returned to First BanCorp. After the funds are returned to First BanCorp, the holders of shares called for redemption shall look only to First BanCorp for the payment of the redemption price. Any interest accrued on any funds deposited with the depositary will belong to First BanCorp and shall be paid to it on demand.

     After the redemption of any shares of the Series D Preferred Stock, the redeemed shares will have the status of authorized but unissued shares of preferred stock, without designation as to series, until these shares are once more designated as part of a particular series by the board of directors of First BanCorp.

CERTAIN REGULATORY CONSIDERATIONS AFFECTING REDEMPTIONS

     Under current regulations, First BanCorp may not redeem the Series D Preferred Stock, without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that First BanCorp's condition and circumstances warrant the reduction of a source of permanent capital.

     Also, under Puerto Rico law, First BanCorp may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.

LIQUIDATION PREFERENCE

     Upon any liquidation, dissolution, or winding up of First BanCorp, the record holders of shares of Series D Preferred Stock will be entitled to receive out of the assets of First BanCorp available for distribution to shareholders, before any distribution is made to holders of common stock or any other equity securities of First BanCorp ranking junior upon liquidation to the Series D Preferred Stock, the amount of $25.00 per share plus an amount equal to any accrued and unpaid dividends for the current monthly dividend period to the date of payment.

     If First BanCorp is liquidated or dissolved and the amounts payable with respect to the Series D Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the Series D Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series D Preferred Stock will not be entitled to any further participation in any distribution of assets of First BanCorp.

     A consolidation or merger of First BanCorp with any other corporation, or any sale, lease or conveyance of all or any part of the property or business of First BanCorp, shall not be deemed to be a liquidation, dissolution, or winding up of First BanCorp.

VOTING RIGHTS

     Holders of the Series D Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of First BanCorp, except as described under this caption titled "Voting Rights."

     If First BanCorp does not declare and pay dividends in full on the Series D Preferred Stock for eighteen monthly dividend periods, whether consecutive or not, the holders of outstanding shares of the Series D Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, will be entitled to appoint two additional members of the board of directors of First BanCorp. They will also have the right to remove any member so appointed from office and appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice to First BanCorp of the appointment or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.

     No later than 30 days after the right of holders of Series D Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given as provided for in the preceding sentence, the board of directors of First BanCorp or an authorized board committee is required to call a separate general meeting for this purpose. If the board of directors fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the Series D Preferred Stock and any such other stock will be entitled to convene the meeting.

     The provisions of the Certificate of Incorporation and By-laws of First BanCorp relating to the convening and conduct of general meetings of stockholders will apply to any separate general meeting of this type. Any member of the board of directors appointed as described above shall vacate office if First BanCorp resumes the payment of dividends in full on the Series D Preferred Stock and each other series of stock having similar voting rights for twelve consecutive monthly dividend periods, subject always to the revesting of the right of holders of the Series D Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, to elect two directors as provided above in the event of any subsequent failure on the part of First BanCorp to pay dividends at the stated rate for eighteen monthly dividend periods, whether consecutive or not.

     The Certificate of Incorporation of First BanCorp requires a minimum of five members of the board of directors and a maximum of fifteen members and that the number of members must always be an odd number. The actual number of directors is established by a resolution adopted by the absolute majority of the members of First BanCorp's board of directors. As of the date of this prospectus supplement, First BanCorp's board of directors consisted of eleven members.

     Any amendment, alteration or repeal of the terms of the Series D Preferred Stock contained in First BanCorp's Certificate of Incorporation, which includes the Certificate of Designation of the Series D Preferred Stock, which would materially and adversely affect the powers, preferences, or special rights of the Series D Preferred Stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the Series D Preferred Stock. This approval can by evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the Series D Preferred Stock. The authorization or issuance of any shares of First BanCorp ranking senior to the Series D Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the Series D Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity or junior to the Series D Preferred Stock, will not be considered a change requiring the consent of the holders of the Series D Preferred Stock. The approval of the holders is not required if at or prior to the act with respect to such vote would otherwise be required all outstanding shares of Series D Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     No vote of the holders of the Series D Preferred Stock will be required for First BanCorp to redeem or purchase and cancel the Series D Preferred Stock in accordance with the Certificate of Incorporation of First BanCorp or the Certificate of Designation for the Series D Preferred Stock.

     First BanCorp will cause a notice of any meeting at which holders of the Series D Preferred Stock are entitled to vote to be mailed to each holder of record of the Series D Preferred Stock. Each notice will contain (1) the date of the meeting, (2) a description of any resolution to be proposed for adoption at the meeting, and (3) instructions for deliveries of proxies.

CERTAIN REGULATORY ISSUES RELATED TO VOTING RIGHTS

     Under regulations adopted by the Federal Reserve Board, if the holders of shares of Series D Preferred Stock become entitled to vote for the election of directors as described above, the Series D Preferred Stock could be deemed a "class of voting securities." In this instance, a holder, other than a natural person, of 25% or more of the Series D Preferred Stock could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder, other than a natural person, of 5% that otherwise exercises a "controlling influence" over First BanCorp could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the Series D Preferred Stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series D Preferred Stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

     Section 12 of the Puerto Rico Banking Law requires that the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Commissioner be informed no less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of First BanCorp.

     Pursuant to the Banking Law, if the Commissioner receives notice of a proposed transaction that may result in a change of control of First BanCorp, the Commissioner is required to investigate and determine whether a change of control has occurred. The Commissioner will issue an authorization for the transfer of control of First BanCorp if the results of its investigations are in its judgment satisfactory. The decision of the Commissioner is final and unreviewable.

RANK

     The Series D Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

     - senior to all classes of common stock of First BanCorp, and to all other equity securities issued by First BanCorp the terms of which specifically provide that those equity securities will rank junior to the Series D Preferred Stock;

     - on a parity with First BanCorp's outstanding 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A, First BanCorp's outstanding 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B and First BanCorp's outstanding 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C, and with all other equity securities issued by First BanCorp the terms of which specifically provide that those equity securities will rank equal to the Series D Preferred Stock; and

     - junior to all equity securities issued by First BanCorp the terms of which specifically provide that those equity securities will rank senior to the Series D Preferred Stock.

     For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

     First BanCorp may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series D Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series D Preferred Stock. See "Voting Rights" above.

TRANSFER AGENT; DIVIDEND DISBURSING AGENT; REGISTRAR

     The Bank of New York will initially act as the transfer agent, dividend disbursing agent and registrar for the Series D Preferred Stock. Holders of the Series D Preferred Stock may contact The Bank of New York, at the following address: The Bank of New York, 101 Barclay Street 12 W, New York, New York 10286, telephone number (212) 495-1784.

     The transfer of a share of Series D Preferred Stock may be registered upon the surrender of the certificate evidencing the share of Series D Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the transfer agent and registrar.

     Registration of transfers of shares of Series D Preferred Stock will be effected without charge by or on behalf of First BanCorp, but upon payment of any tax or other governmental charges which may be imposed in relation to it or the giving of an indemnity as the transfer agent and registrar may require.

     First BanCorp will not be required to register the transfer of a share of Series D Preferred Stock after the share has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

     If any certificate for a share of Series D Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, the holder may request a new certificate representing the same share. First BanCorp will issue a new certificate subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with the conditions as to evidence of ownership, indemnity and the payment of out-of-pocket expenses of First BanCorp, as First BanCorp may determine.

NO PREFERENTIAL RIGHTS TO PURCHASE ADDITIONAL SECURITIES

     Holders of the Series D Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any securities of First BanCorp.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

     Holders of the Series D Preferred Stock will have no right to require First BanCorp to redeem or repurchase any shares of Series D Preferred Stock.

NO MANDATORY REDEMPTION OR SINKING FUNDING OBLIGATION

     The shares of Series D Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

PURCHASE OF SHARES BY FIRST BANCORP

     First BanCorp may, at its option, purchase shares of the Series D Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

                                    TAXATION

GENERAL

     In the opinion of Fiddler Gonzalez & Rodriguez, LLP, counsel to First BanCorp, the following discussion summarizes the material Puerto Rico and United States federal tax considerations relating to the purchase, ownership, sale, exchange and redemption of Series D Preferred Stock.

     This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person's particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

     This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus supplement, and regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE APPLICATION TO YOUR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX.

                              PUERTO RICO TAXATION

     The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of Series D Preferred Stock in light of the purchaser's particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, special partnerships, Subchapter N corporations, registered investment companies, and certain pension trusts.

     For purposes of the discussion below, the term "Puerto Rico corporation" is used to refer to a corporation organized under the laws of Puerto Rico and the term "foreign corporation" is used to refer to a corporation organized under the laws of a jurisdiction other than Puerto Rico.

OWNERSHIP AND DISPOSITION OF THE SERIES D PREFERRED STOCK

     The following discussion regarding the income taxation of dividends on Series D Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend paid by a Puerto Rico corporation such as First BanCorp will constitute income from sources within Puerto Rico unless the corporation has derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration of the dividend or for such part of such period as the corporation has been in existence. First BanCorp has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1998.

TAXATION OF DIVIDENDS

     General. Distributions of cash or other property made by First BanCorp on the Series D Preferred Stock will be treated as dividends to the extent that First BanCorp has current or accumulated earnings and profits. To the extent that a distribution exceeds First BanCorp's current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series D Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the Series D Preferred Stock and will be subject to income tax as described below.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid on the Series D Preferred Stock. This tax is generally required to be withheld by First BanCorp. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

     Puerto Rico corporations will be subject to income tax on dividends paid on the Series D Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the Series D Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

     As a practical matter, dividends on the Series D Preferred Stock held in "street name" through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "-- Foreign Corporations." Accordingly, individual residents of Puerto Rico who desire to be subject to the 10% Special Tax or to file an election out of the applicable 10% Special Tax and applicable withholding tax should have their shares of Series D Preferred Stock issued and registered in their own names. Similarly, Puerto Rico corporations that own shares of Series D Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own names in order to ensure that no withholding is made on dividends.

     United States Citizens Not Residents of Puerto Rico. Dividends paid on the Series D Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by First Bancorp. These individuals may elect for the withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Notwithstanding this election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with First BanCorp a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by First BanCorp or its agent from individuals who have the shares of Series D Preferred Stock registered in their names. Individuals who hold shares of Series D Preferred Stock in street name will not be eligible to file with First BanCorp or its agent withholding exemption certificates.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on the Series D Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by First BanCorp.

     Foreign Corporations. The income taxation of dividends paid on the Series D Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

     A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Series D Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Series D Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series D Preferred Stock.

     Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.

TAXATION OF GAINS UPON SALES OR EXCHANGES OTHER THAN REDEMPTIONS

     General. The sale or exchange of Series D Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series D Preferred Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Series D Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder's holding period of the Series D Preferred Stock exceeds six months.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of Series D Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%.

     If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.

     United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series D Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series D Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series D Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series D Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Series D Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series D Preferred Stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 12.5% if it qualifies as a long-term capital gain.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of Series D Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series D Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series D Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series D Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series D Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

     Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to corporations is equally applicable to most partnerships.

TAXATION OF REDEMPTIONS

     A redemption of shares of the Series D Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of First BanCorp's current or accumulated earnings and profits if the redemption is essentially equivalent to a dividend. Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by United States courts and the United States Internal Revenue Service under the United States Internal Revenue Code, as amended to date (the "Code"), in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by such principles and is free to adopt a different rule.

     If the redemption of the Series D Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured and treated as provided above under "-- Taxation of Gains upon Sales or Exchanges Other Than Redemptions" for a sale or exchange of Series D Preferred Stock. Gain on the redemption of Series D Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series D Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 12.5%.

     If the stockholder of the Series D Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the Series D Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not provide clear rules in this area. As a result thereof, these prospective shareholders should be aware that gain realized from a redemption of the Series D Preferred Stock may be treated as income from sources within Puerto Rico or effectively connected income and subject to income tax accordingly.

ESTATE AND GIFT TAXATION

     The transfer of Series D Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series D Preferred Stock by death or gift.

MUNICIPAL LICENSE TAXATION

     Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Series D Preferred Stock or on any gain realized on the sale, exchange or redemption of the Series D Preferred Stock.

     A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Series D Preferred Stock and on the gain realized on the sale, exchange or redemption of the Series D Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

     The Series D Preferred Stock will not be subject to property tax.

                             UNITED STATES TAXATION

OWNERSHIP AND DISPOSITION OF THE SERIES D PREFERRED STOCK

     General. The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series D Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico ("PR Corporations"). This discussion is based on the Code, existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series D Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code the definition of which excludes property held primarily for the sale to customers in the ordinary course of a trade or business. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person's particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, Subchapter S corporations, life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

     As used herein, the term "U.S. Holder" means a beneficial owner of the Series D Preferred Stock that is, for United States federal income tax purposes:

     - a citizen or resident of the United States,

     - a corporation organized under the laws of a state of the United States,

     - a corporation organized under the laws of the United States or of any political subdivision thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States Persons (as such term is defined in the Code) have authority to control all substantial decisions of the trust.

     The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term "Puerto Rico U.S. Holder" means an individual who would be a U.S. Holder but who is a bona fide resident of Puerto Rico during the entire taxable year.

TAXATION OF DIVIDENDS

     General. Dividends on the Series D Preferred Stock will constitute gross income from sources outside the United States if less than 25% of the gross income from all sources of First BanCorp for the three-year period ending with the close of the taxable year preceding the declaration of such dividends (or for such part of such period as First BanCorp has been in existence) was effectively connected with a trade or business within the United States. Since its incorporation in 1998, less than 25% of First BanCorp's gross income has been effectively connected with the conduct of a trade or business in the United States. First BanCorp expects to satisfy such gross income test on an ongoing basis. Accordingly, dividends on the Series D Preferred Stock distributed by First BanCorp will constitute gross income from sources outside the United States so long as First BanCorp continues to meet such gross income test.

     U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under " -- Passive Foreign Investment Company Rules" below, distributions made with respect to the Series D Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of First BanCorp as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by First BanCorp exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series D Preferred Stock and thereafter as capital gain.

     Subject to certain conditions and limitations contained in the Code, the Puerto Rico income tax imposed on dividends distributed by First BanCorp in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico
Taxation -- Ownership and Disposition of Series D Preferred Stock -- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by First BanCorp will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."

     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions of dividends made by First BanCorp on the Series D Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation pursuant to section 933(1) of the Code. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.

     PR Corporations. In general, distributions of dividends made by First BanCorp on the Series D Preferred Stock held by a PR Corporation will not be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

TAXATION OF GAINS UPON SALE EXCHANGES OTHER THAN REDEMPTIONS

     U.S. Holders other than Puerto Rico U.S. Holders. A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize a gain or loss on the sale or other disposition of Series D Preferred Stock on the difference between the U.S. Holder's adjusted tax basis in the Series D Preferred Stock and the amount realized on the sale or other disposition. The gain or loss will be a capital gain or loss if the Series D Preferred Stock are held as a capital asset. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses.

     Gain recognized by a U.S. Holder other than a Puerto Rico U. S. Holder on the sale or other disposition of Series D Preferred Stock generally will be treated as United States source income.

     Puerto Rico U.S. Holders. Gain from the sale or exchange of the Series D Preferred Stock held as a capital asset by a Puerto Rico U.S. Holder (i) will constitute income from sources within Puerto Rico, (ii) will not be includable in the Puerto Rico U. S. Holder's gross income, and (iii) will be exempt from United States federal income taxation. No deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from gross income.

     PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the Series D Preferred Stock will not, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

     Backup Withholding. Certain noncorporate U.S. Holders may be subject to backup withholding at the fourth lowest rate of tax applicable under Section 1(c) of the Code on dividends paid or the proceeds of a sale, exchange or redemption of Series D Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

TAXATION OF REDEMPTIONS

     A redemption of shares of the Series D Preferred Stock of a U.S. Holder for cash will be treated as a distribution subject to the rules described above under "Taxation of Dividends" to the extent of First BanCorp's current or accumulated earnings and profits unless (1) the redemption is not essentially equivalent to a dividend, (2) the distribution is substantially disproportionate with respect to the Holders, (3) the redemption is in complete redemption of all the stock owned by the shareholder, or (4) the distribution is in redemption of stock held by noncorporate shareholders in partial liquidation of the distributing corporation.

     The amount by which the redemption price exceeds the offering price ("Redemption Premium") may be deemed as a distribution made with respect to the Series D Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, and treated as provided above under "-- Taxation of Dividends", unless the Redemption Price does not exceed a de minimis amount, as determined in the regulations under Section 305(c) of the Code, or, if based on all the facts and circumstances as of the issue date, the redemption is not treated as more likely than not to occur according to the provisions of the regulations under Section 305(c) of the Code.

     If the redemption of the Series D Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "-- Taxation of Gains upon Sales or Exchanges other than Redemptions" for a sale or exchange of Series D Preferred Stock. The gain or loss will be a capital gain or loss if the Series D Preferred Stock are held as a capital asset. Gains shall be taxed according to the rules described thereunder.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company ("PFIC") as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.

     Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the "Proposed Regulations"), First BanCorp believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to First BanCorp's expectation, the Series D Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether First BanCorp remains a PFIC, with respect to (1) any "excess distribution" by First BanCorp to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of Series D Preferred Stock. An "excess distribution" is, generally, any distributions received by the U.S. Holder on the Series D Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series D Preferred Stock if shorter.

     Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series D Preferred Stock,
(2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which First BanCorp is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

     In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series D Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

     Under current law, if First BanCorp is a PFIC in any year, a U.S. Holder who beneficially owns Series D Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from First BanCorp and any gain realized on the disposition of Series D Preferred Stock.

ESTATE AND GIFT TAXATION

     The transfer of Series D Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series D Preferred Stock by death or gift.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), First BanCorp has agreed to sell to each of the underwriters named below, and each of the underwriters severally has agreed to purchase from First BanCorp, the aggregate number of shares of Series D Preferred Stock set forth opposite its name below.


                                                              NUMBERS OF
UNDERWRITERS                                                  SHARES (1)
------------                                                  ----------
UBS PaineWebber Incorporated of Puerto Rico.................
Oriental Financial Services Corp. ..........................
Popular Securities, Inc. ...................................
Santander Securities Corporation............................
                                                              ----------
                                                               2,000,000


---------------
(1) Assumes no exercise of the underwriters' over-allotment option.

     Under the terms and conditions of the Underwriting Agreement, First BanCorp is obligated to sell, and the underwriters are obligated to purchase, all of the shares of Series D Preferred Stock shown in the table above, if any of the shares of Series D Preferred Stock are purchased.

     The underwriters propose to offer the shares of Series D Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to certain selected dealers at the public
offering price less a concession not to exceed $     per share. After the
offering to the public, the public offering price and the concession to selected dealers may be changed by the underwriters.

     First BanCorp has granted the underwriters an option exercisable for 30 days from the date of this prospectus supplement, to purchase up to 300,000 additional shares of Series D Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts and commissions, as shown on the cover page of this prospectus supplement. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter's initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Series D Preferred Stock offered hereby.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by First BanCorp as well as the proceeds received by First BanCorp from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 300,000 shares.


                                                                                        TOTAL,
                                                                                       ASSUMING
                                                                                   FULL EXERCISE OF
                                                                                    OVER-ALLOTMENT
                                                         PER SHARE      TOTAL           OPTION
                                                         ---------   -----------   ----------------
Public Offering Price..................................  $25.0000    $50,000,000      $57,500,000
Underwriting Discounts and Commissions.................    0.7875      1,575,000        1,811,250
Proceeds to First BanCorp..............................   24.2125     48,425,000       55,688,750


     Until the distribution of the Series D Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series D Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series D Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series D Preferred Stock.

     If the underwriters create a short position in the Series D Preferred Stock in connection with the offering, i.e., if the underwriters sell more shares of Series D Preferred Stock than are set forth on the cover page of this prospectus supplement, they may reduce that short position by purchasing shares of Series D Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

     First BanCorp estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $150,000.

     In connection with this offering, First BanCorp has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

     First BanCorp will apply to have the Series D Preferred Stock listed for trading on the New York Stock Exchange under the symbol "FBPPrD". Trading of the Series D Preferred Stock is expected to commence no later than 30 days after initial delivery of the Series D Preferred Stock. We have been advised by the underwriters that they intend to make a market for the Series D Preferred Stock prior to the commencement of trading. The underwriters will have no obligation to make a market in the Series D Preferred Stock, however, and may cease market making activities, if commenced, at any time.

     Several of the underwriters have from time to time been customers of, engaged in transactions with, or performed services for, First BanCorp and its subsidiaries in the ordinary course of business. The underwriters may continue to do so in the future. In addition, UBS PaineWebber Incorporated of Puerto Rico and its parent company, UBS PaineWebber Inc., have entered into an agreement with FirstBank pursuant to which UBS PaineWebber Incorporated of Puerto Rico and UBS PaineWebber Inc. are leasing certain space at twelve branches of FirstBank in Puerto Rico for the purpose of offering and selling securities and other investment products. The agreement contemplates the payment by PaineWebber Incorporated of Puerto Rico and PaineWebber Inc. to FirstBank of a monthly rental payment based on a percentage of the commissions earned by them from the sale of the securities and investment products at FirstBank's twelve branches.

                                 LEGAL MATTERS

     The validity of the shares of Series D Preferred Stock offered hereby will be passed upon for First BanCorp by Fiddler Gonzalez & Rodriguez, LLP, San Juan, Puerto Rico. As of the date of this prospectus supplement, attorneys working at Fiddler Gonzalez & Rodriguez, LLP owned, in the aggregate, approximately 4,200 shares of common stock of First BanCorp, 4,000 shares of Series A Preferred Stock of First BanCorp, 8,000 shares of Series C Preferred Stock of First BanCorp. In addition, the husband of an attorney working at Fiddler Gonzalez & Rodriguez, LLP, who is an Executive Vice President of First BanCorp, has options to acquire a total of 88,000 shares of common stock of First BanCorp. Certain legal matters will be passed upon for the underwriters by Axtmayer Benitez & Quinones, P.S.C., San Juan, Puerto Rico.

                                    EXPERTS

     The consolidated financial statements of First BanCorp as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference into the accompanying prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                                  $250,000,000

                              (FIRST BANCORP LOGO)

                                PREFERRED STOCK

                                  COMMON STOCK

     First BanCorp may from time to time offer these securities, with an aggregate initial offering price of up to $250,000,000 in amounts, at prices and on terms determined at the time of offering.

     First BanCorp will provide you with specific terms of the offered securities in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of the securities.

     NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY COMMONWEALTH OF PUERTO RICO SECURITIES OR FINANCIAL INSTITUTIONS COMMISSION OR ANY OTHER UNITED STATES FEDERAL OR STATE SECURITIES OR BANKING AGENCY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.


                THE DATE OF THIS PROSPECTUS IS JANUARY 16, 2002

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    1
ADDITIONAL INFORMATION......................................    1
INCORPORATION BY REFERENCE..................................    1
RISK FACTORS................................................    2
FORWARD-LOOKING STATEMENTS..................................    3
ABOUT FIRST BANCORP.........................................    3
CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS.................................    4
USE OF PROCEEDS.............................................    4
DESCRIPTION OF PREFERRED STOCK AND COMMON STOCK.............    5
DESCRIPTION OF CAPITAL STOCK................................    8
PLAN OF DISTRIBUTION........................................   11
LEGAL MATTERS...............................................   13
EXPERTS.....................................................   13


                             ---------------------


     Prospective investors may rely only on the information specifically incorporated by reference or contained in this prospectus or any applicable prospectus supplement. Neither First BanCorp nor any underwriters or agents that may be involved in the sale of the offered securities have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus or any applicable prospectus supplement. This prospectus and any applicable prospectus supplement are not offers to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any applicable prospectus supplement is complete and correct only as of the date on the front cover of such documents, regardless of the time of the delivery of such documents or any sale of these securities. In this prospectus, the "company," "we," "us," and "our" refer to First BanCorp.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell the offered securities in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell these securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described below under the headings "Additional Information," "Incorporation By Reference," and "Risk Factors."

                             ADDITIONAL INFORMATION

     As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. You may read and copy any document we file with the SEC at the SEC's public reference room located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 or else at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10005. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's website at www.sec.gov.

     First BanCorp's common stock and its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are traded on the New York Stock Exchange under the symbols "FBP," "FBPPrA," "FBPPrB" and "FBPPrC," respectively.

                           INCORPORATION BY REFERENCE

     This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows the company to "incorporate by reference" the information it files with them, which means the company can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that the company files with the SEC automatically updates and supersedes previously filed information. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 2000; and

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.


     - Current Report on Form 8-K dated January 16, 2002.


     First BanCorp also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold.

     We will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to First BanCorp, Attention: Antonio R. Escriba-Oliver, Secretary, 1519 Ponce de Leon Avenue, San Juan, Puerto Rico, 00908; telephone number: (787)729-8200.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in any of the offered securities.

INCREASES IN INTEREST RATES MAY NEGATIVELY AFFECT FIRST BANCORP'S PROFITABILITY

     Increases in interest rates are the primary market risk affecting First BanCorp. Interest rates are highly sensitive to many factors, such as governmental monetary policies and domestic and international economic and political conditions, that are beyond the control of First BanCorp.

     Increases in interest rates may negatively affect the following areas of First BanCorp's business:

     - the net interest income;

     - the value of holdings of securities; and

     - the number of loans originated, particularly mortgage loans.

     Increases in Interest Rates May Reduce Net Interest Income. Increases in short-term interest rates may reduce net interest income, which is the principal component of First BanCorp's earnings. Net interest income is the difference between the amount received by First BanCorp on its interest-earning assets and the interest paid by First BanCorp on its interest-bearing liabilities. When interest rates rise, First BanCorp must pay more in interest on its liabilities while the interest earned on its assets does not rise as quickly. This may cause First BanCorp's profits to decrease.

     Increases in Interest Rates May Reduce the Value of Holdings of
Securities. Increases in interest rates may reduce the value of First BanCorp's financial assets and have an adverse impact on its earnings and financial condition. First BanCorp owns a substantial portfolio of mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

     Increases in Interest Rates May Reduce Demand for Mortgage and Other Loans. Higher interest rates increase the cost of mortgage and other loans to consumers and businesses and may reduce demand for such loans, which may negatively impact First BanCorp's profits by reducing the amount of loan origination income.

FIRST BANCORP IS SUBJECT TO DEFAULT RISK IN ITS LOAN PORTFOLIO

     First BanCorp is subject to the risk of loss from loan defaults and foreclosures with respect to the loans it originates. First BanCorp establishes provisions for loan losses, which lead to reductions in its income from operations, in order to maintain its allowance for future loan losses at a level which is deemed appropriate by its management based upon an assessment of the quality of its loan portfolio. Although First BanCorp's management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that First BanCorp will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond its control. Any such increases in First BanCorp's provisions for loan losses or any loan losses in excess of its provisions for loan losses would have an adverse effect on First BanCorp's future financial condition and results of operations.

FIRST BANCORP IS EXPOSED TO COMMERCIAL CREDIT RISK

     In recent years, First BanCorp has emphasized commercial lending activities. Commercial lending, including land acquisition, development and construction lending are generally recognized as involving greater credit risk because they are large in size and more risk is concentrated in a single borrower. The properties or assets securing these loans may also be harder to dispose of in foreclosure.

FIRST BANCORP IS EXPOSED TO GREATER RISK BECAUSE ITS BUSINESS IS CONCENTRATED IN PUERTO RICO

     Because substantially all of the various types of loans originated by First BanCorp are originated in Puerto Rico, First BanCorp is exposed to a greater risk of delinquency and default on these loans resulting from adverse economic, political or business developments and natural hazard risks affecting Puerto Rico. If any such developments or risks adversely affect Puerto Rico, First BanCorp's profitability may be negatively affected.

CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT FIRST BANCORP

     As a financial institution, First BanCorp is subject to extensive federal and local governmental supervision and regulation. Any change in laws or regulations, whether by applicable regulators or as a result of legislation enacted by the United States Congress or by the applicable local legislatures, could have a substantial impact on First BanCorp's operations and profitability.

                           FORWARD-LOOKING STATEMENTS

     Some information contained or incorporated by reference in this prospectus constitutes "forward-looking statements." Such information can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or other variations of these terms or comparable terminology. The statements in the "Risk Factors" section in this prospectus constitute cautionary statements identifying important risks and uncertainties with respect to these forward-looking statements that could cause the actual results, performance or achievements of the company to differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ from those assumed. Accordingly, there can be no assurance that any estimated returns, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

                              ABOUT FIRST BANCORP

     The following summary highlights selected information regarding First BanCorp. It does not contain all of the information that is important to you. You should carefully read this entire prospectus and any prospectus supplement, together with the other documents to which this prospectus and any prospectus supplement refers you. In addition, you should carefully consider the factors set forth under the caption "Risk Factors" in the applicable prospectus supplement.

THE COMPANY


     First BanCorp is a publicly-owned financial holding company that is subject to regulation, supervision and examination by the Federal Reserve Board. First BanCorp operates two direct subsidiaries: FirstBank Puerto Rico and FirstBank Insurance Agency, Inc. FirstBank Puerto Rico is a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency is a recently created Puerto Rico-chartered insurance agency. FirstBank is subject to supervision, examination and regulation by the Office of the Commissioner of Financial Institutions of Puerto Rico and the Federal Deposit Insurance Corporation, which insures its deposits through the Savings Association Insurance Fund. FirstBank Insurance Agency is subject to supervision, examination and regulation by the Office of the Commissioner of Insurance of Puerto Rico.


     First BanCorp is engaged in the banking business and provides a wide range of financial services for retail and institutional clients. First BanCorp had total assets of approximately $7.7 billion, total deposits of approximately $3.9 billion and total stockholders' equity of approximately $612.8 million at September 30, 2001. Based on total assets, First BanCorp is the second largest locally-owned bank holding company headquartered in the Commonwealth of Puerto Rico and the second largest depository institution in Puerto Rico.

     FirstBank conducts its business through its main offices located in San Juan, Puerto Rico, forty-five full service branches in Puerto Rico and four branches in the U.S. Virgin Islands of St. Thomas and St. Croix. FirstBank also has in Puerto Rico seven loan origination offices focusing on mortgage loans, a loan origination office focusing on personal loans and credit cards, and a loan origination office focusing on auto loans. FirstBank has two subsidiaries, First Leasing and Rental Corporation, a vehicle leasing and daily rental company with six offices in Puerto Rico and First Federal Finance Corp. (d/b/a/Money Express La Financiera), a finance company with twenty-seven offices in Puerto Rico.


     As of September 30, 2001 First BanCorp had a portfolio of approximately $1.9 billion in commercial loans, commercial mortgages, construction loans and other related commercial products, a portfolio of approximately $951.6 million in residential mortgages and a portfolio of approximately $1.2 billion in consumer loans, concentrated in auto loans and leases, personal loans and credit cards. As of September 30, 2001, First BanCorp had an investment portfolio of approximately $3.4 billion which consisted mostly of U.S. government securities and mortgage backed securities.


     First BanCorp's principal executive offices are located at 1519 Ponce de Leon Avenue, San Juan, Puerto Rico 00908, and its telephone number is (787) 729-8200.

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A Preferred Stock in April 1999, our Series B Preferred Stock in October and November 2000 and our Series C Preferred Stock in June and July 2001. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends.


                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                    -----------------   --------------------------------
                                          2001          2000   1999   1998   1997   1996
                                    -----------------   ----   ----   ----   ----   ----
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends Including
  Interest on Deposits............        1.28x         1.26x  1.34x  1.36x  1.43x  1.44x
Excluding Interest on Deposits....        1.64          1.56   1.66   1.65   1.95   2.17


     For purposes of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and our estimate of the interest component of rental expense. The term "preferred stock dividends" is the amount of pre-tax earnings that is required to pay dividends on our outstanding preferred stock. Ratios are presented both including and excluding interest on deposits.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, First BanCorp will use the net proceeds from the sale of the offered securities for general corporate purposes, which may include:


     - making capital contributions and loans to its subsidiaries;

     - funding possible passive portfolio equity and debt investments in other companies as permitted by applicable banking laws and regulations;


     - increasing working capital;



     - carrying out repurchases of its common and preferred stock under stock repurchase programs that may be approved by its board of directors; and



     - funding possible acquisitions of banking and other financial institutions;


     First BanCorp does not at present have any plans to use the net proceeds from any offering for an acquisition.

                DESCRIPTION OF PREFERRED STOCK AND COMMON STOCK

PREFERRED STOCK


     The following briefly summarizes the material terms of First BanCorp's preferred stock, other than pricing and related terms which will be disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock offered by First BanCorp which will be described in more detail in any prospectus supplement relating to such series and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The certificate of designation with respect to any series of preferred stock will be filed with the SEC as an exhibit to the registration statement or as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered. For a description of First BanCorp's outstanding preferred stock, see "Description of Capital Stock."


  GENERAL

     Under First BanCorp's certificate of incorporation, the board of directors of First BanCorp is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

     - the number of shares to be included in the series;

     - the designation, powers, preferences and rights of the shares of the series; and

     - the qualifications, limitations or restrictions of such series, except as otherwise stated in the certificate of incorporation.

     Prior to the issuance of any series of preferred stock, the board of directors of First BanCorp will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation. The term "board of directors of First BanCorp" includes any duly authorized committee.

     The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of First BanCorp.

     The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

     The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise and issuances to officers, directors and employees of First BanCorp and its subsidiaries pursuant to benefit plans or otherwise. Shares of preferred stock issued by First BanCorp may have the effect of rendering more difficult or discouraging an acquisition of First BanCorp deemed undesirable by the board of directors of First BanCorp.

  RANK

     Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

  DIVIDENDS

     Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by the board of directors of First BanCorp out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of First BanCorp on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

     First BanCorp may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for

     - all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

     - the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

     Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata.

     Similarly, First BanCorp may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of First BanCorp ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for

     - all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

     - the dividend period established in the certificate of designation for each series of preferred stock if the preferred stock pays dividends on a noncumulative basis.

  CONVERSION OR EXCHANGE

     The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock or into shares of common stock of First BanCorp.

     If so determined by the board of directors of First BanCorp, the holders of shares of preferred stock of any series may be obligated at any time or at maturity to exchange such shares for common stock, preferred stock or debt securities of First BanCorp. The terms of any such exchange and any such preferred stock or debt securities will be described in the prospectus supplement relating to such series of preferred stock.

  REDEMPTION

     If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of First BanCorp or the holder thereof and may be mandatorily redeemed.

     Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

     Unless First BanCorp defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

  LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of First BanCorp, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

     If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of First BanCorp on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from First BanCorp after they have received their full liquidation preference.

  VOTING RIGHTS

     The holders of shares of preferred stock will have no voting rights, except:

     - as otherwise stated in the prospectus supplement;

     - as otherwise stated in the certificate of designation establishing such series; or

     - as required by applicable law.

     Under regulations adopted by the Federal Reserve Board, if the holders of the preferred stock of any series become entitled to vote for the election of directors because dividends on the preferred stock of such series are in arrears, preferred stock of such series could be deemed a "class of voting securities." In this instance, a holder of 25% or more of the preferred stock of such series could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% or more of such series that otherwise exercises a "controlling influence" over First BanCorp could also be subject to regulation under the Bank Holding Company Act. In addition, at any time a series of the preferred stock is deemed a class of voting securities, (l) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of such series of preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

     Section 12 of the Puerto Rico Banking Law requires that the Office of the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Office of the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of First BanCorp.

     Pursuant to the Banking Law, if the Office of the Commissioner receives notice of a proposed transaction that may result in a change of control of First BanCorp, the Office of the Commissioner is required to investigate and determine whether a change of control has occurred. The Office of the Commissioner will issue an authorization for the transfer of control of First BanCorp if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

COMMON STOCK

     We will include in a supplement to this prospectus the terms of any offering of our common stock, including the number of shares offered, the initial offering price, market price and dividend information.

     Subject to any dividend preferences which may be established with respect to any series of preferred stock, common stockholders will receive dividends as may be declared at various times by the board of directors out of funds legally available for that purpose. Common stockholders are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Common stockholders will receive, upon any liquidation of First BanCorp all remaining assets available for distribution to stockholders after we satisfy our liabilities relating to, and make payments in respect of preferential obligations of, any preferred stock that may then be issued and outstanding. Common stockholders have no preemptive rights.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     First BanCorp is authorized to issue 250,000,000 shares of common stock, $1.00 par value, and 50,000,000 shares of preferred stock, $1.00 par value. The following is a summary of certain rights and privileges of the common stock and preferred stock. You should read the more detailed provisions of First BanCorp's certificate of incorporation and the certificate of designation relating to any series of preferred stock for provisions that may be important to you.

COMMON STOCK

     As of September 30, 2001, there were 26,571,952 issued and outstanding shares of common stock of First BanCorp. As of that date, a total of 2,884,516 of First BanCorp's authorized but unissued shares of common stock were reserved for issuance in connection with FirstBank's 1997 Stock Option Plan. The common stock is listed on the New York Stock Exchange under the symbol "FBP." The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. There are no cumulative voting rights for the election of directors.

     In the event of the liquidation, dissolution or distribution of assets of First BanCorp, the holders of common stock are entitled to share ratably in the assets legally available for distribution to common stockholders. The common stock has no redemption, conversion or sinking fund privileges.

     Subject to any dividend preferences which may be established with respect to any series of preferred stock, the holders of common stock are entitled to receive, pro rata, dividends when and as declared by the board of directors out of funds legally available for the payment of dividends.

     Holders of common stock do not have preemptive rights to subscribe for or purchase additional securities of First BanCorp. The Bank of New York is the transfer agent and registrar for the common stock.

PREFERRED STOCK

     First BanCorp's Certificate of Incorporation authorizes the board of directors to approve the issuance of shares of preferred stock with such designations and preferences as the board of directors may from time to time determine. The board of directors is authorized, generally without stockholder approval, to fix the designation, voting powers, preferences, limitations or restrictions, and relative rights of any series of First BanCorp's preferred stock at the time of issuance.

     As of the date of this prospectus, First BanCorp's 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A, First BanCorp's 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B, and First BanCorp's 7.40% Noncumulative Perpetual Monthly Income Preferred Stock,

Series C, all of which are described below, are the only series of outstanding preferred stock designated by First BanCorp.

SERIES A PREFERRED STOCK

     Dividend Rights and Limitations. The holders of shares of Series A Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the board of directors, at the annual rate of 7.125% of the $25 liquidation preference payable monthly. The holders of the Series A Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of common stock and to any other class of capital stock ranking junior to the Series A Preferred Stock as to the payment of dividends.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of First BanCorp, whether voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive out of the assets of First BanCorp an amount in cash equal to $25 per share plus accrued and unpaid dividends thereon for the current monthly dividend period to the date of distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities or First BanCorp ranking junior to the Series A Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of First BanCorp may be made to the holders of the shares of any class or series of stock ranking on a parity with the Series A Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the Series A Preferred Stock receive like amounts ratably in accordance with the full distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.


     After the payment to the holders of the Series A Preferred Stock of the full preferential amounts provided for above, the holders of the Series A Preferred Stock will have no right or claim to any of the remaining assets of First BanCorp.


     Conversion Rights. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other securities of First BanCorp.

     Redemption. This Series A Preferred Stock is subject to redemption in whole or in part, at the option of First BanCorp with the consent of the Federal Reserve Board on or after April 30, 2004 and on or prior to April 29, 2005, at a price of $25.50 per share and after such period at redemption prices declining to a price of $25 per share on or after April 30, 2006. There is no mandatory redemption or sinking fund obligation with respect to the Series A Preferred Stock.

     Voting Rights. The holders of shares of the Series A Preferred Stock are not entitled to any voting rights except (1) if First BanCorp does not pay dividends in full on the Series A Preferred Stock for 18 monthly dividend periods (whether consecutive or not), (2) as required by law or (3) in connection with any changes of the terms or rights of the Series A Preferred Stock.

SERIES B PREFERRED STOCK

     Dividend Rights and Limitations. The holders of shares of Series B Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the board of directors, at the annual rate of 8.35% of the $25 liquidation preference payable monthly. The holders of the Series B Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of common stock and to any other class of capital stock ranking junior to the Series B Preferred Stock as to the payment of dividends.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of First BanCorp, whether voluntary or involuntary, the holders of the Series B Preferred Stock are entitled to receive out of the assets of First BanCorp an amount in cash equal to $25 per share plus accrued and unpaid dividends thereon for the current monthly dividend period to the date of distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities of First BanCorp ranking junior to the Series B Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of First BanCorp may be made to the holders of the shares of any class or series of stock ranking on a parity with the Series B Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the Series B Preferred Stock receive like amounts ratably in accordance with the final distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.


     After the payment to the holders of the Series B Preferred Stock of the full preferential amounts provided for above, the holders of the Series B Preferred Stock will have no right or claim to any of the remaining assets of First BanCorp.


     Conversion Rights. The shares of Series B Preferred Stock are not convertible into or exchangeable for any other securities of First BanCorp.

     Redemption. This Series B Preferred Stock is subject to redemption in whole or in part, at the option of First BanCorp with the consent of the Federal Reserve Board on or after October 31, 2005 and on or prior to October 30, 2006, at a price of $25.50 per share and after such period at redemption prices declining to a price of $25 per share on or after October 31, 2007. There is no mandatory redemption or sinking fund obligation with respect to the Series B Preferred Stock.

     Voting Rights. The holders of shares of the Series B Preferred Stock are not entitled to any voting rights except (1) if First BanCorp does not pay dividends in full on the Series B Preferred Stock for 18 monthly dividend periods (whether consecutive or not), (2) as required by law or (3) in connection with certain changes of the terms or rights of the Series B Preferred Stock.

SERIES C PREFERRED STOCK

     Dividend Rights and Limitations. The holders of shares of Series C Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the board of directors, at the annual rate of 7.40% of the $25 liquidation preference payable monthly. The holders of the Series C Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of common stock and to any other class of capital stock ranking junior to the Series C Preferred Stock as to the payment of dividends.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of First BanCorp, whether voluntary or involuntary, the holders of the Series C Preferred Stock are entitled to receive out of the assets of First BanCorp an amount in cash equal to $25 per share plus accrued and unpaid dividends thereon for the current monthly dividend period to the date of distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities of First BanCorp ranking junior to the Series C Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of First BanCorp may be made to the holders of the shares of any class or series of stock ranking on a parity with the Series C Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the Series C Preferred Stock receive like amounts ratably in accordance with the final distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.


     After the payment to the holders of the Series C Preferred Stock of the full preferential amounts provided for above, the holders of the Series C Preferred Stock will have no right or claim to any of the remaining assets of First BanCorp.


     Conversion Rights. The shares of Series C Preferred Stock are not convertible into or exchangeable for any other securities of First BanCorp.


     Redemption. This Series C Preferred Stock is subject to redemption in whole or in part, at the option of First BanCorp with the consent of the Federal Reserve Board on or after June 30, 2006 and on or prior to June 29, 2007, at a price of $25.50 per share and after such period at redemption prices declining to a price of $25 per share on or after June 30, 2008. There is no mandatory redemption or sinking fund obligation with respect to the Series C Preferred Stock.

     Voting Rights. The holders of shares of the Series C Preferred Stock are not entitled to any voting rights except (1) if First BanCorp does not pay dividends in full on the Series C Preferred Stock for 18 monthly dividend periods (whether consecutive or not), (2) as required by law or (3) in connection with certain changes of the terms or rights of the Series C Preferred Stock.

RESTRICTIONS OF ACQUISITION OF FIRST BANCORP


     Certain provisions of First BanCorp's certificate of incorporation and by-laws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire First BanCorp. The following discussion is a general summary of those provisions of First BanCorp's certificate of incorporation and by-laws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to First BanCorp's certificate of incorporation and by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.


     Classified Board of Directors. First BanCorp's certificate of incorporation contains provisions relating to the board of directors and provides, among other things, that the board of directors shall be divided into three classes as nearly equal in number as possible with the term of office of each class expiring each year. Said provision will provide a greater likelihood of continuity knowledge and experience on the board of directors because at any one time, one third of the board of directors would be in its second year of service and one third of the board of directors would be in its third year of service. In addition, said provision would cause any person who may be attempting to take over First BanCorp to have to deal with the current board of directors because such person, even if it owns a majority of the shares, would be unable to change the majority of the board of directors in any one annual meeting of shareholders.

     Vacancies on the Board of Directors. First BanCorp's certificate of incorporation provides that any vacancy occurring in the board of directors, including an increase in the number of authorized directors, may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the board of directors, and a director elected to fill a vacancy shall serve for the remainder of the term to which the director has been elected and until such director's successor shall have been elected and qualified.

     Removal of Directors. Both the certificate of incorporation and by-laws of First BanCorp provide that at a meeting of stockholders called expressly for the removal of directors, any director may be removed for cause by a vote of 75% of the shares then entitled to vote at an election of directors. Notwithstanding the above, directors may be removed if required by regulatory authorities or by law.

     Approval of Business Combinations. The certificate of incorporation of First BanCorp requires in cases of certain business combinations, such as mergers, consolidations, reclassifications of securities and sale or other transfer of all or substantially all of the assets of First BanCorp, that such transactions must be approved by the affirmative vote of holders of not less than 75% of the total number of outstanding voting shares of First BanCorp, subject to certain limited exceptions described in article tenth of the certificate of incorporation of First BanCorp.

     Amendment of Certificate of Incorporation. Amendments to First BanCorp's certificate of incorporation require the approval of not less than a majority of the total number of outstanding shares of capital stock of First BanCorp and, if such amendment concerns the article of the certificate of incorporation which governs the removal of directors and the approval of certain business combinations, the approval of not less than 75% of the total number of outstanding voting shares of First BanCorp.

     Special Meetings of Stockholders. First BanCorp's by-laws provide that special meetings of stockholders, for any purpose or purposes, may be called by the president or by the board of directors.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities to or through underwriters and also may sell these securities directly to other purchasers or through agents. A prospectus supplement will set forth the terms of the offering of securities offered thereby, including:

     - the name or names of any underwriters and the respective amounts of such securities underwritten or purchased by each of them;

     - the purchase price of such securities and the proceeds to us;

     - any discounts, commissions or concessions allowed or paid to dealers consisting underwriters' compensation, to the purchase price; and

     - any securities exchanges or markets on which such securities may be listed or quoted.

     If any underwriters are used in the sale of any securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters, or directly by one or more underwriters. Only underwriters named in such prospectus supplement are deemed to be underwriters in connection with the securities offered thereby. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such securities if any are purchased. Any purchase price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

     The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by us to each such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.


     If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to a delayed delivery contracts providing for payment and delivery on a specified date in the future. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular securities which may sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by us. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts. Underwriters, dealers or agents will not have any responsibility in respect of the validity of such arrangements or the performance of First BanCorp or such institutional investors thereunder.


     Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS


     Unless otherwise specified in the applicable prospectus supplement, Fiddler, Gonzalez & Rodriguez, LLP will issue an opinion about the legality of the offered securities by First BanCorp. The name of the law firm advising any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.


                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from First BanCorp's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           (FIRST BANCORP CORP. LOGO)

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the underwriters. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Item                                                                                             Amount
----                                                                                          ------------
Securities and Exchange Commission registration fee ........................................  $  59,750.00
NASD filing fee ............................................................................     25,500.00
Printing and engraving expenses ............................................................     65,000.00
New York Stock Exchange listing fee ........................................................    110,000.00
Accounting fees and expenses ...............................................................     85,000.00
Legal fees and expenses ....................................................................     90,000.00
Miscellaneous expenses .....................................................................     14,750.00
                                                                                              ------------
         Total                                                                                $ 450,000.00

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Article 4.09 of the Puerto Rico General Corporation Law authorizes Puerto Rico corporations to indemnify their officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which they are or may be made parties by reason of being directors or officers. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise. The Certificate of Incorporation provides that First BanCorp shall indemnify its directors, officers and employees to the fullest extent permitted by law. First BanCorp also maintains directors' and officers' liability insurance on behalf of its directors and officers.

         (b) Article Ninth, Section 1 of the Certificate of Incorporation provides that First BanCorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of First BanCorp) by reason of the fact that he is or was a director, officer, employee or agent of First BanCorp or is or was serving at the request of First BanCorp as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of First BanCorp, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Article Ninth, Section 2 of the Certificate of Incorporation provides that First BanCorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of First BanCorp to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards set forth in the preceding paragraph, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to First BanCorp unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication or liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

         Article Ninth, Section 3 of the Certificate of Incorporation provides that to the extent a director, officer, employee or agent of First BanCorp has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article Ninth of the Certificate of Incorporation or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Section 4 of Article Ninth of the Certificate of Incorporation provides that any indemnification by First BanCorp under Sections 1 and 2 of Article Ninth of the Certificate of Incorporation shall be made only as authorized in the specific case upon a determination that indemnification of such person is proper under the circumstances because such person has met the applicable standard of conduct set forth therein. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, or (c) by the stockholders.

         Section 5 of Article Ninth of the Certificate of Incorporation provides that First BanCorp shall pay expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. First BanCorp must make such advanced payments if it receives an undertaking by or on behalf of any person covered by Section 1 of Article Ninth of the Certificate of Incorporation to repay such amounts, if it is ultimately determined that he is not entitled to be indemnified by First BanCorp as authorized in Article Ninth of the Certificate of Incorporation.

         Sections 6 and 7 of Article Ninth of the Certificate of Incorporation provide that indemnification provided for by Sections 1 and 2 of Article Ninth of the Certificate of Incorporation shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that First BanCorp may purchase and maintain insurance on behalf of a director, officer, employee or agent of First BanCorp against any liability asserted against such person or incurred by such person in any such capacity or arising out of such person's status as such whether or not First BanCorp would have the power to indemnify such person against such liabilities under such Sections 1 and 2 of Article Ninth of the Certificate of Incorporation.

         (c) The resolutions of the Board of Directors adopted on December 18, 2001 approving the issuance and sale of the Preferred Stock and Common Stock to be registered pursuant to this Registration Statement provide that, to the extent permitted by First BanCorp's Certificate of Incorporation and applicable law, First BanCorp (i) will indemnify and hold harmless present and past directors and officers and their attorney-in- facts who signed this Registration Statement against any losses, claims, damages or liabilities they may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, any state securities or insurance laws or regulations of any other jurisdiction, insofar as such losses, claims, damages or liabilities arise in connection with this Registration Statement or any other registration statement filed in connection with the Preferred Stock and the Common Stock and (ii) shall reimburse each such person for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such action or claims.

ITEM 16. EXHIBITS.


Exhibit
Number      Description of Document
-------    ------------------------
  1        - Form of Underwriting Agreement for Series D Preferred Stock**

  4(a)     - Form of Preferred Stock Certificate for Series D Preferred Stock**

  4(b)     - Certificate of Designation designating the terms of Preferred Stock for Series D Preferred Stock**

  4(c)     - Form of Common Stock Certificate***

  4(d)     - Certificate of Incorporation of First BanCorp***

  4(e)     - By-Laws of First BanCorp***

  5        - Opinion regarding legality and consent of Fiddler Gonzalez & Rodriguez, LLP*

  5.1      - Opinion regarding legality and consent of Fiddler, Gonzalez & Rodriguez, LLP for Series D Preferred Stock**

  8        - Opinion regarding tax matters of Fiddler Gonzalez & Rodriguez LLP for Series D Preferred Stock**

  12       - Statement re: Computation of Ratio of Earnings to Combined Fixed Charges
             and Preferred Stock Dividends*

  23.1     - Consent of PricewaterhouseCoopers LLP*

  23.2     - Consent of Fiddler Gonzalez & Rodriguez,, LLP (included in the opinion of counsel filed as Exhibit 5 hereto)*

  23.3     - Consent of Fiddler, Gonzalez & Rodriguez LLP (included in the opinion of counsel filed as Exhibit 5.1 hereto)**

  24       - Powers of Attorney*


------------


*        Previously filed.

**       Filed herewith.


*** Incorporated by reference to the Form S-4 Registration Statement (Reg. No. 333-08640), filed by First BanCorp. with the Commission on April 15, 1998,as amended.

ITEM 17.   UNDERTAKINGS.

(a)      The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of First BanCorp pursuant to the provision described under Item 15 above, or otherwise, First BanCorp has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by First BanCorp of expenses incurred or paid by a director, officer, or controlling person of First BanCorp in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, First BanCorp will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 16th day of January, 2002.


                                   FIRST BANCORP.


                                   By:  /s/ Angel Alvarez Perez
                                       -----------------------------------------
                                          Angel Alvarez Perez
                                          Chairman of the Board, Chief Executive
                                          Officer and President




         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


          Signature                          Title                                   Date
          ---------                          -----                                   ----
   /s/ Angel Alvarez Perez          Chairman, Chief Executive                   January 16, 2002
---------------------------------   Officer and President
      Angel Alvarez Perez


   /s/ Annie Astor de Carbonell*    Senior Executive Vice President,            January 16, 2002
---------------------------------   Chief Financial Officer and
      Annie Astor de Carbonell      Director


   /s/ Laura Villarino Tur*         Senior Vice President                       January 16, 2002
---------------------------------   and Comptroller
       Laura Villarino Tur

    /s/ Jose Julian Alvarez*                Director                 January 16, 2002
----------------------------------
       Jose Julian Alvarez


    /s/ Rafael Bouet Soufrront*             Director                 January 16, 2002
----------------------------------
       Rafael Bouet Soufrront


   /s/ Francisco D. Fernandez*              Director                 January 16, 2002
----------------------------------
       Francisco D. Fernandez


  /s/  Jorge L. Diaz*                       Director                 January 16, 2002
----------------------------------
       Jorge L. Diaz


  /s/ German E. Malaret*                    Director                 January 16, 2002
----------------------------------
      German E. Malaret


  /s/ Hector M. Nevares*                    Director                 January 16, 2002
----------------------------------
      Hector M. Nevares


  /s/ Juan Acosta Reboyras*                 Director                 January 16, 2002
----------------------------------
      Juan Acosta Reboyras

   /s/ Jose Teixidor*                       Director                 January 16, 2002
----------------------------------
      Jose Teixidor


   /s/ Jose Luis Ferrer Canals*             Director                 January 16, 2002
----------------------------------
      Jose Luis Ferrer Canals


   /s/ Angel Alvarez Perez*
----------------------------------
      Angel Alvarez Perez
      as attorney-in-fact for
      each of the persons marked

                                INDEX TO EXHIBITS



Exhibit
Number      Description of Document
-------     -----------------------
  1         - Form of Underwriting Agreement for Series D Preferred Stock**

  4(a)      - Form of Preferred Stock Certificate for Series D Preferred Stock**

  4(b)      - Certificate of Designation designating the terms of Preferred Stock for Series D Preferred Stock**

  4(c)      - Form of Common Stock Certificate***

  4(d)      - Certificate of Incorporation of First BanCorp***

  4(e)      - By-Laws of First BanCorp***

  5         - Opinion regarding legality and consent of Fiddler, Gonzalez & Rodriguez, LLP*

  5.1       - Opinion regarding legality and consent of Fiddler, Gonzalez & Rodriguez LLP**
              for Series D Preferred Stock **

  8         - Opinion regarding tax matters of Fiddler, Gonzalez & Rodriguez LLP for Series
              D Preferred Stock**

  12        - Statement re: Computation of Ratio of Earnings to Combined Fixed Charges
              and Preferred Stock Dividends*

  23.1      - Consent of PricewaterhouseCoopers LLP*

  23.2      - Consent of Fiddler Gonzalez & Rodriguez,, LLP (included in the opinion of counsel filed as Exhibit 5 hereto)*

  23.3      - Consent of Fiddler, Gonzalez & Rodriguez LLP (included in opinion of counsel filed as Exhibit 5.1 hereto)**

  24        - Powers of Attorney*


--------------------

*        Previously Filed.

**       Filed herewith.


*** Incorporated by reference to the Form S-4 Registration Statement (Reg. No. 333-08640), filed by First BanCorp. with the Commission on April 15, 1998,as amended.